Filed by Netfin Holdco pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)

Commission File No. for the Related Registration Statement: 333-248486

This press release set forth below was filed by Netfin Acquisition Corp. on September 30, 2020 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination among Netfin Acquisition Corp, Netfin Holdco, Netfin Merger Sub and Triterras Fintech Pte. Ltd.

Triterras Fintech Reports Financial Results for the First Six Months of its Fiscal Year 2020

Singapore, September 30, 2020 - Triterras Fintech, a leading fintech company for commodity trading and trade finance, today announced financial results for the six months ended August 31, 2020.

Financial Highlights for the First Six Months of Fiscal 2020

●	Revenue was $23.7 million

●	Net income was $14.2 million

●	EBITDA was $17.3 million

Management Commentary

“Our strong first half performance positions us well to meet or exceed our projections for fiscal 2020,” said Triterras Fintech Founder and Chairman Srinivas Koneru. “Our traction in the marketplace is building each month given Kratos™ marketplace’s first-mover advantage in a physical trade and trade finance industry ripe for disruption. The result is not just more users, but in some cases users’ counterparties joining our platform, which is driving significant growth. We expect these results to continue and look forward to our business combination with Netfin closing in the fourth quarter of 2020.”

Triterras Fintech had previously announced that, during the first six months of 2020 (ending August 31st), the Kratos platform had generated approximately $5 billion of total trade and trade finance volume. For the two months of July and August 2020, the company also disclosed that the total trade and trade finance transaction volume was $2.1 billion, representing an average of over $1 billion per month, a key milestone in its growth trajectory.

As previously announced, Triterras Fintech and Netfin Acquisition Corp. (Nasdaq: NFIN, NFINW) have entered into a definitive agreement pursuant to which Triterras Fintech will become a Nasdaq-listed public company under the ticker symbol “TRIT.” The transaction, which is expected to close in Q4 2020, would provide Triterras Fintech the strategic capital to further accelerate its growth.

About Triterras Fintech

Triterras Fintech is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online.

For more information, please visit triterras.com or email us at contact@triterras.com.

About Netfin Acquisition Corp.

Netfin Acquisition Corp. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, focused on the financial technology, technology and financial services industries, including businesses engaged in commercial, online and mobile banking and payments, trade finance and telecommunications, that offer a differentiated technology platform and product suite for interfacing with the financial services sector. For more information, visit netfinspac.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s and Triterras Fintech’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s and Triterras Fintech’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin or Triterras Fintech following the announcement of the business combination; (2) the inability to complete the business combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the definitive agreement relating to the business combination (the “Business Combination Agreement”); (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to meet Nasdaq’s listing requirements following the business combination; (5) the impact of COVID-19 on Netfin or Triterras Fintech; (6) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Netfin, Triterras Fintech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement (as defined below), and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Netfin Holdco, a Cayman Islands exempted company (“Holdco”), has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Netfin’s shareholders in connection with Netfin’s solicitation of proxies for the vote by Netfin’s shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Triterras Fintech to be issued in the business combination. Netfin’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials contain important information about the parties to the Business Combination Agreement, Netfin and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s shareholders as of a record date to be established for voting on the business combination and other matters as described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s Registration Statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Use of Non-IFRS Financial Matters.

This press release includes non-IFRS financial measures, including EBITDA. Triterras Fintech believes that these non-IFRS measures are useful to investors for two principal reasons. First, Triterras Fintech believes these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Triterras Fintech’s management to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of Triterras Fintech and the combined company to its competition. Triterras Fintech believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-IFRS measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. Other companies may calculate EBITDA and other non-IFRS financial measures differently, and therefore Triterras Fintech’s non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. For reconciliation of the non-IFRS measures used in this presentation, see the table below.

EBITDA Reconciliation

($ in millions)	Six Months Ending August 2020

Profit/(loss) for the year/period	$14.2
Depreciation/Amortization	0.0
Net finance costs	0.1
Income tax expense	3.0
EBITDA	$17.3

Triterras Fintech Contact:

Jim Groh

(678) 237-7101

Netfin Investor Relations Contact:

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

NFIN@gatewayir.com

Netfin Company Contact:

Marat Rosenberg, Founder & President

(972) 757-5998

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